UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2026
Commission File Number 001-41943

Amer Sports, Inc.
(Translation of registrant’s name into English)

Cricket Square, Hutchins Drive,
P.O. Box 2681
Grand Cayman, KY1-1111
Cayman Islands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
FORM 20-F ☒ FORM 40-F ☐

Annual General Meeting Results
On May 14, 2026, Amer Sports, Inc. (“Amer Sports” or the “Company”) held its Annual General Meeting of Shareholders. The final results of the agenda items submitted to a vote of the shareholders are as follows:
Agenda Item 1: To re-elect each of the individuals listed from “a” to “d” below, as a director of the Company (the “Nominee(s)”), each to serve for a term ending on the date of the third annual general meeting of the Members following this Annual General Meeting, or until such person resigns, retires or is removed in accordance with the terms of the Memorandum and Articles of Association of the Company:
a.Bruno Sälzer;
b.Dennis J. (Chip) Wilson;
c.Kin Wah Stephen Yiu; and
d.Jie (James) Zheng.
Amer Sports shareholders approved the re-election of Bruno Sälzer, Dennis J. (Chip) Wilson, Kin Wah Stephen Yiu, and Jie (James) Zheng as members of the Board of Directors, each for a term ending on the date of the third Annual General Meeting of the Members following this Annual General Meeting or until such person resigns, retires or is removed in accordance with the terms of the Memorandum and Articles of Association of the Company.
Agenda Item 2: To resolve, as an ordinary resolution, that the Company’s appointment of KPMG LLP as the independent registered public accounting firm to audit the Company’s consolidated financial statements for the fiscal year ending December 31, 2026, be ratified.
Amer Sports shareholders approved and ratified the appointment of KPMG LLP as the independent registered public accounting firm to audit the Company's consolidated financial statements for the fiscal year ending December 31, 2026.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunder.

Amer Sports, Inc.

By:	/s/ Andrew E. Page
Name:	Andrew E. Page
Title:	Chief Financial Officer
Date: May 14, 2026